

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 ● (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
560 South 300 East, Suite 250
Salt Lake City, UT 84111
Phone: (801) 561-6026
Fax: (801) 561-2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Lewis Young Robertson & Burningham, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Letter, in which (1) Lewis Young Robertson & Burningham, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 29, 2016

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